Milson Yu	By EDGAR
+1 650 843 5296 myu@cooley.com

December 7, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers & Acquisitions

Washington, D.C. 20549

Attn:	Christina Chalk

Eddie Kim

Re:	Docebo Inc.

Schedule 13E-4F

Filed November 24, 2023

File No. 005-92085

Ladies and Gentleman:

On behalf of Docebo Inc. (the “Company”), we submit this letter in response to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 4, 2023 (the “Comment Letter”) with respect to the Company’s Schedule 13E-4F filed with the Commission on November 24, 2023 (“Schedule 13E-4F”).

For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the comments in the Comment Letter, the text of which we have incorporated into this response letter for convenience in italicized type and which is followed by the Company’s response.

Schedule 13E-4F filed November 24, 2023

General

1.

We note the Company has filed a Schedule 13E-4F and seeks to rely on Rule 13e-4(g) to conduct the Offer in accordance with Canadian securities laws. Please describe in your response letter the Canadian takeover regulations applicable to this Offer. It is our understanding that for third-party offers, Canadian takeover regulations may not apply for an offer for just over 5% of the target’s shares. Please advise whether Canadian tender offer rules are different for issuer tender offers such as this one, such that MJDS is available here.

Response: The Company respectfully advises the Staff that for companies that are “reporting issuers” under Canadian securities laws, such as the Company, any issuer tender offer, regardless of the amount of securities sought in the offer, is regulated by National Instrument 62-104 – Takeover Bids and Issuer Bids (“NI 62-104”). As such, NI 62-104 applies to the Company’s offer detailed in its Offer to Purchase and Circular dated November 22, 2023, which is included in Schedule 13E-4F (the “Offer”). NI 62-104 requires, among other things, (i) that an issuer tender offer be made to all shareholders by way of a circular that contains the disclosure mandated by Form 62-104F1, (ii) that an issuer tender offer remain open for a minimum deposit period of at least 35 days from the date of the bid, (iii) that if more securities are tendered than the issuer is willing to buy (oversubscription), it must (subject to exceptions for “odd-lots”) purchase the securities on a pro rata basis from all security holders that tendered during the offer period, and (iv) that an issuer allow security holders to withdraw their securities tendered under certain circumstances. The Company believes that the Offer is being conducted pursuant to Canadian statutory requirements, including in compliance with the requirements of NI 62-104. Further, as noted in response to comments 2 and 3 below, the Company has not sought, and does not expect to seek, an exemption from the Canadian Securities Administrators in connection with the Offer. Accordingly, the Company respectfully submits to the Staff, the Offer complies with Rule 13e-4(g) under the Securities Exchange Act of 1934, as amended.

Cooley LLP    3175 Hanover Street    Palo Alto, CA    94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

December 7, 2023

Page Two

2.

We note your disclosure throughout the Schedule 13E-4F that Intercap Equity Inc. beneficially owns “approximately 43% of the Company’s issued and outstanding Common Shares.” You also state, however, that Intercap “intends to tender all of its Common Shares to the Offer, with the goal of maintaining an approximate 40% ownership interest in the Company.” It is unclear how Intercap would “maintain” an approximate 40% ownership interest in the Company” if it tenders all of its shares. If the Company has sought and obtained an exemption from applicable Canadian securities regulators to allow for the use of a proportionate tender mechanism in connection with this Offer, please advise. See Note to Rule 13e-4(g). Please revise or advise.

Response: The Company respectfully advises the Staff that Intercap Equity Inc. (“Intercap”) intends to tender all of its common shares of the Company (“Common Shares”) in the Offer, subject to the proration requirements described in Section 3 of the Offer (“Number of Common Shares, Proration”). The Company has not sought, and does not expect to seek, an exemption from the Canadian Securities Administrators to allow for the use of a proportionate tender mechanism in connection with the Offer. The Company advises the Staff that the relevant disclosure does not set a floor for Intercap’s ownership interest in the Company following the Offer. Rather, the disclosure was meant to be illustrative. As an example, if Intercap tenders all of its Common Shares in the Offer, and no other shareholder tenders Common Shares in the Offer, Intercap will hold a 39.1% ownership interest in the Company following the completion of the Offer. If other shareholders tender Common Shares in the Offer, such that the Offer is oversubscribed, each shareholder will be prorated pursuant to the terms of the Offer.

3.

See our comment above. Please advise in your response letter whether the Company has sought and obtained an exemption from any Canadian takeover bid regulations applicable to this Offer, including but not limited to, an exemption to provide for proportionate tenders. For example, it appears that the Company may have obtained an exemption from the requirement to take up and pay for tendered shares if the Offer is extended. If an exemption has been obtained, please advise in your response letter why Rule 13e-4(g) remains available, despite such exemption. See the Note to Rule 13e-4(g).

Response: The Company respectfully advises the Staff that it has not sought, and does not expect to seek, from the Canadian Securities Administrators an exemption from the requirement to take up and pay for tendered Common Shares if the Offer is extended, an exemption to allow for the use of a proportionate tender mechanism in connection with the Offer, or any other exemption.

*    *    *

Please contact me at +1 650 843 5296 with any questions or further comments regarding our responses to the Staff’s Comment Letter. Thank you in advance for your attention to this matter.

Sincerely,

Cooley LLP

/s/ Milson Yu
Milson Yu

cc:	Sukaran Mehta, Chief Financial Officer, Docebo Inc.

Domenic Di Sisto, Chief Legal Officer, Docebo Inc.

John T. McKenna, Cooley LLP

Brad Ross, Goodmans LLP

Cooley LLP    3175 Hanover Street    Palo Alto, CA    94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com